Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), December 6, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fifth tranche of the common share buyback program announced on October 4, 2021 (“Fifth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
29/11/2021	MTA	1,133	234.3471	265,515.30
30/11/2021	MTA	9,244	233.0286	2,154,116.30
01/12/2021	MTA	6,658	232.0869	1,545,234.90
02/12/2021	MTA	6,717	230.2326	1,546,472.20
03/12/2021	MTA	10,724	229.9420	2,465,897.90
Total	—	34,476	231.3852	7,977,236.60

Since the announcement of the Fifth Tranche of the buyback program dated October 4, 2021 till December 3, 2021, the total invested consideration has been:
•Euro 47,686,866.60 for No. 228,790 common shares purchased on the MTA.

As of December 3, 2021, the Company held in treasury No. 10,001,693 common shares equal to 3.89% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until December 3, 2021, the Company has purchased a total of 4,816,367 own common shares on MTA and NYSE for a total consideration of Euro 701,108,568.84.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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